Exhibit 99.1

NEWS RELEASE
June 29, 2026

Versamet Royalties Announces Results of Annual General and Special Meeting of Shareholders

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) is pleased to announce that all matters presented for approval at Versamet’s annual general and special meeting of shareholders held today, as more particularly set out in the Company’s Management Information Circular dated May 19, 2026 (the “Circular”), have been approved.

These matters included:

•	appointing PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company until the next annual general meeting and authorising the board of directors to set their remuneration;

•	electing directors of the Company for the ensuing year;

•	approving a special resolution, the full text of which is set forth in the Circular, adopting certain amendments to the articles of the Company; and

•	approving an ordinary resolution, the full text of which is set forth in the Circular, adopting certain amendments to the Company’s omnibus equity incentive plan dated September 1, 2022.

A summary of the results is provided below:

	Votes For		Votes Withheld
Appointment of Auditors	Number	%	Number	%
Appointment of Auditors	77,640,798	99.96	27,801	0.04

	Votes For		Votes Withheld
Name of Nominee	Number	%	Number	%
Gregory Smith	74,877,409	98.67	1,008,638	1.33
Daniel O’Flaherty	75,870,352	99.98	15,695	0.02
Marcel de Groot	74,823,696	98.60	1,062,351	1.40
Michael McDonald	75,861,284	99.97	24,763	0.03
Elizabeth McGregor	75,857,573	99.96	28,474	0.04
Mark Backens	74,884,617	98.68	1,001,430	1.32
Juan Presa	75,866,466	99.97	19,581	0.03

NASDAQ: VMET, TSX: VMET	1	versamet.com

	Votes For		Votes Against
Amendments to the Articles	Number	%	Number	%
Amendments to the Articles of the Company	70,808,527	93.31	5,077,520	6.69

	Votes For		Votes Against
Amendments to the Omnibus Equity Incentive Plan	Number	%	Number	%
Amendments to the Omnibus Equity Incentive Plan	70,758,760	93.24	5,127,287	6.76

About Versamet Royalties Corporation

Versamet is rapidly growing to become a new mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

NASDAQ: VMET, TSX: VMET	2	versamet.com